ONE FEDERAL PLACE 1819 5TH AVENUE NORTH, SUITE 1100 BIRMINGHAM, ALABAMA 35203-2122 205-244-5200 FAX 205-244-5400 www.joneswalker.com
Michael D. Waters Direct Dial: 205-244-5210 Direct Fax: 205-244-5410 mwaters@joneswalker.com

September 29, 2015

Michael R. Clampitt

Senior Staff Attorney

Office of Financial Services I

United States Securities and Exchange Commission

Mail Stop 4720

Washington DC 20549

Re:	River Financial Corporation
Registration Statement on Form S-4
Filed July 31, 2015
File No. 333-205986

Dear Mr. Clampitt:

In response to your letter of August 27, 2015, River Financial Corporation amends its registration statement by providing the following responses. As a general matter, you will see that the interim financial statements, MD&A and related information for March 31, 2015 have been updated for June 30, 2015.

The Staff’s comments appear below in bold and the Company’s responses follow each comment.

General

1.	Please supplementally provide the staff with any board books prepared for the River Financial or Keystone boards of directors in conjunction with the merger.

The investment bankers board’s books have been provided supplementally to the Staff.

ALABAMA • ARIZONA • CALIFORNIA •  DISTRICT OF COLUMBIA • FLORIDA • GEORGIA • LOUISIANA • MISSISSIPPI • NEW YORK • OHIO • TEXAS

September 29, 2015

Cover Page

2.	Please disclose the aggregate consideration to be received by Keystone shareholders in conjunction with the merger.

The disclosure is provided on the cover page.

3.	Please specify the date by which shareholders must request additional information in order to receive it prior to the special meeting, as required by Item 2(2) of Form S-4.

The date has been provided.

Questions and Answers

What are holders of River Financial common stock being asked to vote on?, page 1

4.	Please state whether the merger can be completed if River Financial shareholders do not approve measures 2, 3 and 4. Please make corresponding revisions where appropriate, including in your Summary discussion on page 10.

The requested disclosure is provided at pages 1, 10, 86 and 93.

Cautionary Statement Regarding Forward-Looking Statements, page 5

5.	Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either delete any reference to the Litigation Reform act or make clear, each time you reference the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

The reference to the Litigation Reform Act has been deleted.

September 29, 2015

Summary

Keystone’s Directors and Executive Officers May Receive Additional Benefits from the Merger, page 10

6.	Please quantify the aggregate compensation that each Keystone director and executive officer will receive as a result of the merger as described in more detail starting on page 62 of the prospectus. Please also name the three Keystone directors who will serve on the River Financial board of directors following the merger. In addition, file the consents for the new directors as required by Rule 438 of Regulation C of the Securities Act Regulations.

The aggregate compensation and the three Keystone directors who will serve on the board following the merger are disclosed on page 11. The consents of the three Keystone directors are included in the Exhibits to the Registration Statement at Exhibit 23.7.

Holders of Keystone Common Stock and Holders of River Financial Common Stock Each Have Appraisal Rights, page 10

7.	Please outline the procedure shareholders need to follow to perfect their rights under the Alabama Business Corporation Law. In addition, noting the condition on page 75 that holders of not more than 5% of either Keystone or River Financial seek appraisal rights, revise to disclose here or elsewhere in the Summary.

The appraisal procedures are outlined on page 11, and the 5 percent condition has been added on pages 4, 11 and 72.

Selected Consolidated Historical Financial Data of River Financial

Balance Sheet Data, page 14

8.	Please revise the amount of average deposits to be consistent with the amounts shown in the average balance sheets for all periods presented.

The revision has been made on page 15.

September 29, 2015

Selected Financial Ratios, page 15

9.	Please tell us how you computed the amounts of average equity to average total assets and the dividend payout ratio for all periods presented.

The average equity to average total assets is calculated using the averages balances in the table above and have been corrected. The dividend payout ratio is calculated by dividing total dividends paid by net income. See page 16.

Unaudited Selected Pro Forma Condensed Combined Financial Information

Headnote, page 18

10.	Please expand the headnote to also state that the unaudited pro forma condensed combined income statement for the three months ended March 31, 2015, gives effect to the merger as if the merger had become effective at January 1, 2014. In addition, revise adjustment 1 to the Unaudited Pro Forma Combined Condensed Statement of Income for the Three Months Ended March 31, 2015 appearing on page 21 accordingly.

The headnote revision has been made on page 19 and the revision to adjustment 1 has been made on page 22.

River Financial Corporation and Keystone Bancshares, Inc.

Unaudited Pro Forma Combined Condensed Balance Sheet – March 31, 2015, pages 18-19

11.	Please expand the tabular presentation to provide sub-totals for the pro forma adjustments column.

The tabular presentation on pages 19 and 20 has been expanded.

12.	Please revise the historical amounts of Additional paid-in-capital and Retained earnings for Keystone to be consistent with the amounts presented in the March 31, 2015 balance sheet appearing on page F-95 or advise the staff as to the reasons for the $6,174 reclassification.

The revisions have been made on page 20.

September 29, 2015

13.	Please expand adjustment “c” to disclose how you determined the amount of the core deposit intangible asset, the adjustments to loans to fair market value and the adjustment to foreclosed assets to fair market value and your relevant assumptions.

Adjustment “c” has been revised on page 20.

14.	Please expand adjustment “e” to disclose the number of shares issued, their related par value and the assumed stock price of $16.00 per share.

Adjustment “e” has been revised on page 21.

15.	Please expand adjustment “f” to disclose the terms of the long term debt issued by River Financial to fund the cash consideration paid to Keystone shareholders.

Adjustment “f” has been revised on page 21.

16.	Please expand adjustment “g” to disclose how the cash consideration paid to Keystone shareholders was determined.

Adjustment “g” has been revised on page 21.

17.	Please advise the staff as to the details of footnote (f) on page 20. In this regard, when and to whom will the offering be made.

River Financial Corporation is in the process of obtaining a commercial loan from a group of Alabama banks to be closed effective with the merger. Disclosure has been added to pages 11, 19 and 21.

Unaudited Pro Forma Combined Condensed Statement on Income For the Three Months Ended March 31, 2015, page 21

18.	Reference is made to adjustment 2(a). Please revise the amount of accretable discount here and on page 22 to be $1,005, consistent with the amount presented on page 19 as the difference between Keystone loans at fair market value and the elimination of the Keystone allowance for loan losses.

The revisions have been made on pages 22 and 23.

September 29, 2015

Unaudited Pro Forma Combined Condensed Statement on Income For the Year Ended December 31, 2014, page 22

19.	Please revise the average shares outstanding – diluted for River Financial to be consistent with the amount presented on page F-14 in Note 1 – Summary of Significant Accounting Policies – Earnings per common share of the December 31, 2014 financial statements and revise the pro forma combined amount, accordingly.

The revision has been made on page 23.

Historical and Pro Forma Per Share Data for River Financial and Keystone, page 23

20.	Please provide a note to the tabular presentation to state how you computed the pro forma combined book value per share providing total stockholders’ equity and the amount of shares outstanding for each of the periods presented.

A note has been added on page 24.

21.	Please tell us how you computed the Keystone merger equivalents for all periods presented as they do not appear to be the pro forma combined information multiplied by the consideration exchange ratio of 1.25.

Please see explanation on page 24.

22.	Please provide a note to the tabular presentation to provide the basis for the Pro Forma combined dividends declared per share of $0.14 at or for the Year Ended December 31, 2014.

A note has been provided on page 24.

Comparative Per Share Data, page 24

23.	Reference is made to the first sentence regarding pro-forma equivalent per share financial information. It does not appear that this information has been provided. Please revise, accordingly.

A revision has been made on page 24.

September 29, 2015

24.	Reference is made to the second sentence regarding net income and dividends declared data as if the merger had become effective on January 1, 2015. Please revise to state that net income and dividends declared data are presented as if the merger had become effective on January 1, 2014.

A revision has been made on page 22.

Risk Factors, page 26

25.	We note on page 108 of the prospectus that you began offering investment brokerage services in 2015. Please discuss the risks, if any, that these services may pose to your financial condition and results of operations going forward.

A paragraph has been added on page 115.

The Merger, page 40

26.	We note that senior management of both River Financial and Keystone provided financial projections to its respective financial advisor. Please disclose two years of any material projections, including revenue, income and income per share.

The disclosure has been added commencing on page 63.

United States Federal Income Tax Consequences of the Merger to Keystone Shareholders, page 95

27.	We note that the receipt of a favorable tax opinion by each party to the merger is a waivable condition under the merger agreement. Accordingly, please undertake to recirculate and resolicit if the condition to receive such an opinion is waived before closing and the change in tax consequences is material.

A revision to the disclosure has been made to provide the undertaking on page 102.

Information about River Financial

Directors and Executive Officers, page 100

28.	Please briefly discuss the specific experience, qualifications, attributes or skills that led to your conclusion that each director should serve in such capacity for River

September 29, 2015

Financial in light of River Financial’s business and structure, as required by Item 401(e) of Regulation S-K. Please provide similar disclosure for those Keystone directors who will serve as part of the River Financial board of directors following the merger, as required by Item 18(a)(7)(i) of Form S-4.

The disclosure has been provided on pages 107-108.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at March 31, 2015 and December 31, 2014 and 2013

Allowance for Loan Losses, Provision for Loan Losses and Asset Quality

Nonperforming Assets, page 119

29.	We note your presentation of restructure loans as nonperforming loans. Please provide a note to the tabular presentation to state the amount of restructure loans contained in nonaccrual loans for all periods presented.

Tabular presentation has been updated on page 129. All restructured loans are included in nonaccrual loans.

Contractual Obligations, page 122

30.	Please revise the amount of total Federal Home Loan Bank Advances and related maturities as of March 31, 2015 to be consistent with the amount appearing in the consolidated statements of Financial Condition appearing on page F-39.

The revision has been made on page 133.

Financial Statements

River Financial Corporation and Subsidiary

Note 18 – Fair Value of Financial Instruments, pages F-33 – F-37

31.	Please expand the note to provide the disclosures required by ASC 820-10-50-2 subparagraphs bbb and f for recurring and nonrecurring fair value measurements categorized within Level 2 and 3 of the fair value hierarchy and for recurring and nonrecurring fair value measurements categorized within Level 3 of the fair value hierarchy here and in Note 5 – Fair Value Measurements and Disclosures of the March 31, 2015 financial statements.

Note 18 and Note 5 have been expanded in response to the comment.

September 29, 2015

We will be happy to respond to additional comments or to provide additional information.

Sincerely,

/s/ Michael D. Waters

Michael D. Waters

MDW/pg

Enclosures

cc:	Jimmy Stubbs
Rebecca Hallman
Ray Smith
Josh Samples